FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by sector
In the table below loans and advances exclude disposal groups and repurchase agreements. Totals for disposal groups are also presented.

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core (1)	Total	Core	Non- Core (1)	Total	Core	Non- Core (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	8,359	1,383	9,742	8,097	1,507	9,604	6,781	1,671	8,452
Finance	46,452	3,229	49,681	48,094	4,884	52,978	46,910	7,651	54,561
Residential mortgages	138,509	5,102	143,611	143,941	5,319	149,260	140,359	6,142	146,501
Personal lending	31,067	1,556	32,623	32,152	2,810	34,962	33,581	3,891	37,472
Property	38,704	38,064	76,768	44,072	40,628	84,700	42,455	47,651	90,106
Construction	6,781	2,672	9,453	7,992	3,062	11,054	8,680	3,352	12,032
Manufacturing	23,201	4,931	28,132	24,816	5,233	30,049	25,797	6,520	32,317
Service industries and business activities
- retail, wholesale and repairs	21,314	2,339	23,653	22,207	2,427	24,634	21,974	3,191	25,165
- transport and storage	16,454	5,477	21,931	16,236	6,009	22,245	15,946	8,195	24,141
- health, education and Recreation	13,273	1,419	14,692	16,224	1,515	17,739	17,456	1,865	19,321
- hotels and restaurants	7,143	1,161	8,304	7,841	1,358	9,199	8,189	1,492	9,681
- utilities	6,543	1,849	8,392	8,212	1,725	9,937	7,098	2,110	9,208
- other	24,228	3,772	28,000	24,744	4,479	29,223	24,464	5,530	29,994
Agriculture, forestry and fishing	3,471	129	3,600	3,767	135	3,902	3,758	135	3,893
Finance leases and instalment credit	8,440	6,059	14,499	8,404	7,467	15,871	8,321	8,529	16,850
Interest accruals	675	116	791	661	152	813	831	278	1,109

Gross loans	394,614	79,258	473,872	417,460	88,710	506,170	412,600	108,203	520,803

Gross loans including disposal groups	414,063	80,005	494,068	417,510	90,389	507,899	412,851	113,001	525,852

Loan impairment provisions	(8,292)	(11,468)	(19,760)	(8,748)	(11,849)	(20,597)	(7,740)	(10,315)	(18,055)

Loan impairment provisions including disposal groups	(9,065)	(11,486)	(20,551)	(8,748)	(11,867)	(20,615)	(7,740)	(10,351)	(18,091)

Net loans	386,322	67,790	454,112	408,712	76,861	485,573	404,860	97,888	502,748

Net loans including disposal groups	404,998	68,519	473,517	408,762	78,522	487,284	405,111	102,650	507,761

Note:

(1)	Non-Core includes amounts relating to RFS MI of £0.4 billion at 31 December 2011 (30 September 2011 - £0.6 billion; 31 December 2010 - £0.6 billion)

Key points

•	Gross loans and advances including disposal groups decreased by £31.8 billion during 2011 and £13.8 billion in Q4 2011, predominantly in Non-Core.
•	Non-Core disposal strategy led to gross loans decreasing by £33 billion (Q4 2011 - £10.4 billion). Property accounted for 40% of this decrease.

Risk and balance sheet management (continued)

Risk management: Credit risk: Risk elements in lending
The table below analyses the Group's risk elements in lending (REIL) without taking account of any security held which could reduce the eventual loss should it occur, nor of any provisions. REIL is split into UK and overseas, based on the location of the lending office.

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	8,291	7,284	15,575	9,222	7,471	16,693	8,575	7,835	16,410
- Overseas	7,015	16,157	23,172	6,695	16,274	22,969	4,936	14,355	19,291

	15,306	23,441	38,747	15,917	23,745	39,662	13,511	22,190	35,701

Accruing loans past due 90 days or more (2)
- UK	1,192	508	1,700	1,648	580	2,228	1,434	939	2,373
- Overseas	364	34	398	580	256	836	262	262	524

	1,556	542	2,098	2,228	836	3,064	1,696	1,201	2,897

Total REIL	16,862	23,983	40,845	18,145	24,581	42,726	15,207	23,391	38,598

REIL including disposal groups			42,394			42,752			38,651

REIL as a % of gross loans and advances (3)	4.4%	30.1%	8.6%	4.3%	27.4%	8.4%	3.7%	20.8%	7.3%
Provisions as a % of REIL	50%	48%	49%	49%	48%	49%	52%	44%	47%

Notes:

(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Includes disposal groups and excludes reverse repos.

Key points

•	REIL, including disposal groups, increased by £3.7 billion in the year.

•
Ulster Bank Group's non-performing loans increased significantly by £3.5 billion (Core - £1.9 billion; Non-Core - £1.6 billion). This principally related to residential mortgages (£0.6 billion, 39% increase) and commercial real estate (£2.4 billion, 25% increase), reflecting the continued deteriorating conditions in property sectors in Ireland. The Non-Core REIL increase related to Ulster Bank was partially offset by run-off in other Non-Core donating divisions in the year.

•	UK Corporate REIL increased by £1.0 billion, principally due to extended work-out periods associated with corporate loan restructuring arrangements.

•	REIL declined marginally (£0.4 billion) during Q4 2011 principally reflecting Non-Core GBM write-offs.

•
Disposal groups REIL at 31 December 2011 of £1.5 billion comprised impaired loans of £1.3 billion; and accruing loans of £0.2 billion in relation to the UK branch based businesses, of which £1 billion was in UK Corporate and £0.5 billion in UK Retail.

For sector, geography and divisional analysis of loans, REIL and impairments, refer to Appendix 3.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairments by division
The following tables analyse loans and advances to banks and customers (excluding reverse repos) and related REIL, provisions, impairments, write-offs and coverage ratios by division.

	Gross loans banks	Gross loans customers	REIL	Provisions	REIL as a % of gross customer loans	Provisions as a % of REIL	YTD Impairment charge	YTD Amounts written-off
31 December 2011	£m	£m	£m	£m	%	%	£m	£m
UK Retail	628	103,377	4,087	2,344	4.0	57	788	823
UK Corporate	672	96,647	3,972	1,608	4.1	40	782	653
Wealth	2,422	16,913	211	81	1.2	38	25	11
Global Transaction Services	3,464	15,767	218	234	1.4	107	166	79
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,436	1,006	451	2.0	45	247	371

Retail & Commercial	9,473	318,192	15,017	7,467	4.7	50	3,392	2,061
Global Banking & Markets	30,072	75,493	1,845	947	2.4	51	11	76
RBS Insurance and other	3,829	929	-	-	-	-	-	-

Core	43,374	394,614	16,862	8,414	4.3	50	3,403	2,137
Non-Core	619	79,258	23,983	11,469	30.3	48	3,838	2,390

Group	43,993	473,872	40,845	19,883	8.6	49	7,241	4,527

Total including disposal groups	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

30 September 2011
UK Retail	434	110,086	4,651	2,661	4.2	57	597	658
UK Corporate	70	109,977	4,904	1,961	4.5	40	549	498
Wealth	2,326	17,037	198	71	1.2	36	13	8
Global Transaction Services	3,707	19,545	240	201	1.2	84	119	66
Ulster Bank	2,791	35,546	5,556	2,567	15.6	46	1,057	63
US Retail & Commercial	186	49,477	955	469	1.9	49	193	267

Retail & Commercial	9,514	341,668	16,504	7,930	4.8	48	2,528	1,560
Global Banking & Markets	35,900	73,921	1,641	943	2.2	57	(49)	51
RBS Insurance and other	6,604	1,871	-	-	-	-	-	-

Core	52,018	417,460	18,145	8,873	4.3	49	2,479	1,611
Non-Core	709	88,710	24,581	11,850	27.7	48	3,108	1,409

Group	52,727	506,170	42,726	20,723	8.4	49	5,587	3,020

Total including disposal groups	52,822	507,899	42,752	20,741	8.4	49	5,587	3,020

31 December 2010
UK Retail	408	108,405	4,620	2,741	4.3	59	1,160	1,135
UK Corporate	72	111,672	3,967	1,732	3.6	44	761	349
Wealth	2,220	16,130	223	66	1.4	30	18	9
Global Transaction Services	3,047	14,437	146	147	1.0	101	8	49
Ulster Bank	2,928	36,858	3,619	1,633	9.8	45	1,161	48
US Retail & Commercial	145	48,516	913	505	1.9	55	483	547

Retail & Commercial	8,820	336,018	13,488	6,824	4.0	51	3,591	2,137
Global Banking & Markets	46,073	75,981	1,719	1,042	2.3	61	146	87
RBS Insurance and other	2,140	601	-	-	-	-	-	-

Core	57,033	412,600	15,207	7,866	3.7	52	3,737	2,224
Non-Core	1,003	108,203	23,391	10,316	21.6	44	5,407	3,818

Group	58,036	520,803	38,598	18,182	7.4	47	9,144	6,042

Total including disposal groups	58,687	525,852	38,651	18,218	7.3	47	9,144	6,042

Risk and balance sheet management (continued)

Risk management: Credit risk: Risk elements in lending
The tables below details the movement in REIL for the year ended 31 December 2011.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Transfers to disposal groups	(1,287)	-	(1,287)	(238)	-	(238)	(1,525)	-	(1,525)
Intra-group transfers	300	(300)	-	149	(149)	-	449	(449)	-
Currency translation and other adjustments	(158)	(496)	(654)	(14)	-	(14)	(172)	(496)	(668)
Additions	8,379	8,698	17,077	2,585	1,059	3,644	10,964	9,757	20,721
Transfers	645	381	1,026	(362)	(352)	(714)	283	29	312
Disposals and restructurings	(407)	(1,470)	(1,877)	(9)	(97)	(106)	(416)	(1,567)	(1,983)
Repayments	(3,540)	(3,172)	(6,712)	(2,251)	(1,120)	(3,371)	(5,791)	(4,292)	(10,083)
Amounts written-off	(2,137)	(2,390)	(4,527)	-	-	-	(2,137)	(2,390)	(4,527)

At 31 December 2011	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Intra-group transfers	300	(300)	-	81	(81)	-	381	(381)	-
Currency translation and other adjustments	-	(167)	(167)	(5)	(3)	(8)	(5)	(170)	(175)
Additions	6,261	6,910	13,171	2,143	827	2,970	8,404	7,737	16,141
Transfers	400	312	712	(217)	(235)	(452)	183	77	260
Disposals and restructurings	(373)	(1,206)	(1,579)	(9)	(97)	(106)	(382)	(1,303)	(1,685)
Repayments	(2,571)	(2,585)	(5,156)	(1,461)	(776)	(2,237)	(4,032)	(3,361)	(7,393)
Amounts written-off	(1,611)	(1,409)	(3,020)	-	-	-	(1,611)	(1,409)	(3,020)

At 30 September 2011	15,917	23,745	39,662	2,228	836	3,064	18,145	24,581	42,726
Transfers to disposal groups	(1,287)	-	(1,287)	(238)	-	(238)	(1,525)	-	(1,525)
Intra-group transfers	-	-	-	68	(68)	-	68	(68)	-
Currency translation and other adjustments	(158)	(329)	(487)	(9)	3	(6)	(167)	(326)	(493)
Additions	2,118	1,788	3,906	442	232	674	2,560	2,020	4,580
Transfers	245	69	314	(145)	(117)	(262)	100	(48)	52
Disposals and restructurings	(34)	(264)	(298)				(34)	(264)	(298)
Repayments	(969)	(587)	(1,556)	(790)	(344)	(1,134)	(1,759)	(931)	(2,690)
Amounts written-off	(526)	(981)	(1,507)	-	-	-	(526)	(981)	(1,507)

At 31 December 2011	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845

Note:

(1)	Accruing loans past due 90 days or more.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment provisions

Movement in loan impairment provisions
The following tables show the movement in impairment provisions for loans and advances to banks and customers.

	Year ended
	31 December 2011				31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	(773)	-	-	(773)	-	(72)	-	(72)
Intra-group transfers	177	(177)	-	-	(568)	568	-	-
Currency translation and other adjustments	(76)	(207)	-	(283)	(16)	59	-	43
Disposals	-	-	8	8	-	(20)	(2,152)	(2,172)
Amounts written-off	(2,137)	(2,390)	-	(4,527)	(2,224)	(3,818)	-	(6,042)
Recoveries of amounts previously written-off	167	360	-	527	213	198	-	411
Charge to income statement
- continued	3,403	3,838	-	7,241	3,737	5,407	-	9,144
- discontinued	-	-	(8)	(8)	-	-	42	42
Unwind of discount	(213)	(271)	-	(484)	(197)	(258)	-	(455)

At end of period	8,414	11,469	-	19,883	7,866	10,316	-	18,182

	Quarter ended
	31 December 2011				30 September 2011			31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,873	11,850	-	20,723	8,752	12,007	20,759	7,791	9,879	-	17,670
Transfers to disposal groups	(773)	-	-	(773)	-	-	-	-	(5)	-	(5)
Intra-group transfers	-	-	-	-	-	-	-	(217)	217	-	-
Currency translation and other adjustments	(75)	(162)	-	(237)	(90)	(285)	(375)	147	(235)	-	(88)
Disposals	-	-	(3)	(3)	-	-	-	-	(3)	(3)	(6)
Amounts written-off	(526)	(981)	-	(1,507)	(593)	(497)	(1,090)	(745)	(771)	-	(1,516)
Recoveries of amounts previously written-off	48	99	-	147	39	55	94	29	67	-	96
Charge to income statement
- continued	924	730	-	1,654	817	635	1,452	912	1,243	-	2,155
- discontinued	-	-	3	3	-	-	-	-	-	3	3
Unwind of discount	(57)	(67)	-	(124)	(52)	(65)	(117)	(51)	(76)	-	(127)

At end of period	8,414	11,469	-	19,883	8,873	11,850	20,723	7,866	10,316	-	18,182

Key points

•	Impairment provisions excluding £0.8 billion relating to disposal groups increased by £1.7 billion during 2011.

•
Ulster Bank Group's provisions increased by £3.1 billion during the year (Core - £1.1 billion; Non-Core - £2.0 billion), with REIL coverage increasing to 53% (Core - 50%; Non-Core - 54%) from 44% at the end of 2010, predominantly reflecting the deterioration in value of the commercial real estate development portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment provisions (continued)

Movement in loan impairment provisions (continued)
The following table analyses impairment provisions in respect of loans and advances to banks and customers.

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,339	647	1,986	1,516	751	2,267	1,653	997	2,650
Collectively assessed	4,279	861	5,140	4,675	1,114	5,789	4,139	1,157	5,296
Individually assessed	2,674	9,960	12,634	2,557	9,984	12,541	1,948	8,161	10,109

Customer loans	8,292	11,468	19,760	8,748	11,849	20,597	7,740	10,315	18,055
Bank loans	122	1	123	125	1	126	126	1	127

Total provisions	8,414	11,469	19,883	8,873	11,850	20,723	7,866	10,316	18,182

% of loans (1)	2.2%	14.4%	4.2%	2.1%	13.2%	4.1%	1.9%	9.1%	3.4%

Note:

(1)	Customer provisions as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repos.

Impairment charge
The following table analyses the impairment charge for loans and securities.

	Year ended
	31 December 2011				31 December 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m

Latent loss	(252)	(293)	-	(545)	(5)	(116)	(121)
Collectively assessed	2,075	516	-	2,591	2,258	812	3,070
Individually assessed	1,580	3,615	-	5,195	1,489	4,719	6,208

Customer loans	3,403	3,838	-	7,241	3,742	5,415	9,157
Bank loans	-	-	-	-	(5)	(8)	(13)
Securities - sovereign debt impairment and related interest rate hedge adjustments	1,268	-	-	1,268	-	-	-
Securities - other	117	81	2	200	44	68	112

Charge to income statement	4,788	3,919	2	8,709	3,781	5,475	9,256

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	4.8%	-	1.5%	0.9%	4.9%	1.7%

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment charge (continued)

	Quarter ended
	31 December 2011				30 September 2011			31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	(87)	(103)	-	(190)	(33)	(27)	(60)	(68)	(48)	(116)
Collectively assessed	478	113	-	591	548	141	689	559	170	729
Individually assessed	533	720	-	1,253	302	521	823	426	1,129	1,555

Customer loans	924	730	-	1,654	817	635	1,452	917	1,251	2,168
Bank loans	-	-	-	-	-	-	-	(5)	(8)	(13)
Securities - sovereign debt impairment and related interest rate hedge adjustments	224	-	-	224	202	-	202	-	-	-
Securities - other	17	21	2	40	37	47	84	19	(33)	(14)

Charge to income statement	1,165	751	2	1,918	1,056	682	1,738	931	1,210	2,141

Charge relating to customer loans as a % of gross customer loans (1)	0.9%	3.7%	-	1.3%	0.8%	2.8%	1.1%	0.9%	4.4%	1.6%

Note:

(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse purchase agreements.

Key points

•
The impairment charge, excluding securities, decreased by £1.9 billion or 21% compared with 2010, driven largely by a £1.6 billion reduction in Non-Core, despite continuing challenges in Ulster Bank and corporate real estate portfolios.

•	The Group's customer loan impairment charge as a percentage of loans and advances was 1.5% compared with 1.7% for 2010.

•	The securities impairment in 2011 primarily reflects an impairment charge of £1.3 billion in respect of the Group's holdings of Greek sovereign bonds and related interest rate hedges.

Risk and balance sheet management (continued)

Risk management: Restructuring and forbearance

Wholesale loan restructuring
The total amount of wholesale restructurings that achieved legal completion in 2011 was £8.6 billion. In addition, a further £14.7 billion was in the process of being completed at 31 December 2011. Restructured loans, related internal asset quality bands, sector breakdown and types of restructuring are set out below.

31 December 2011	AQ1-AQ9 (1) £m	AQ10 (2) £m	AQ10 (2) Provision coverage %

Wholesale restructurings by sector
Property	1,980	2,600	18
Transport	686	694	11
Non-bank financial institutions	228	420	65
Retail and leisure	503	148	24
Other	1,078	251	28

Total	4,475	4,113	22

Notes:

(1)	Probability of default less than 100%.
(2)	Probability of default is 100%.

The incidence of the main types of restructuring is analysed below.

31 December 2011	Loans by value %

Wholesale restructurings by type of arrangement
Variation in margin	12
Payment holidays and loan rescheduling	87
Forgiveness of all or part of the outstanding debt	31
Other	8

Note:

(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Risk and balance sheet management (continued)

Risk management: Credit risk: Restructuring and forbearance (continued)

Retail forbearance
Retail mortgage accounts in forbearance arrangements at 31 December 2011 totalled £6.6 billion. The mortgage arrears information for retail accounts in forbearance and related provision arrangements are shown in the table below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Accounts forborne
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	%

Arrears status and provisions
UK Retail (1,2)	3,677	16	351	13	407	59	4,435	88	4.7
Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
Citizens	-	-	91	10	89	10	180	20	0.8
Wealth	121	-	-	-	2	-	123	-	1.3

Total	4,691	94	958	68	919	193	6,568	355	4.4

Notes:

(1)	Includes all forbearance arrangements regardless of whether or not the customer is experiencing financial difficulty.
(2)	Comprises the current stock position of forbearance deals agreed since January 2008 for UK Retail and since July 2008 for Ulster Bank.
(3)	Refer to page 173 for details of the proportion of UK Retail and Citizens mortgage loans that have missed three or more payments, compared to the forbearance population above.

	UK Retail (1)	Ulster Bank	Citizens	Wealth	Total (2)
31 December 2011	£m	£m	£m	£m	£m

Forbearance arrangements
Interest only conversions	1,269	795	-	3	2,067
Term extensions - capital repayment and interest only	1,805	58	-	97	1,960
Payment concessions/holidays	198	876	180	-	1,254
Capitalisation of arrears	864	101	-	-	965
Other	517	-	-	23	540

Total	4,653	1,830	180	123	6,786

Notes:

(1)	For unsecured portfolios in UK Retail, 1.1% of the total unsecured population was subject to forbearance at 31 December 2011.
(2)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total forbearance.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities
The table below analyses debt securities by issuer and measurement classification. The categorisation of debt securities has been revised to include asset-backed securities (ABS) by class of issuer. The main changes are to US central and local government which includes US federal agencies, and financial institutions which now includes US government sponsored agencies and securitisation entities. 2010 data are presented on the revised basis.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2011
Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

30 September 2011

Held-for-trading	8,434	20,120	47,621	4,216	27,511	4,666	112,568	24,123
Designated as at fair value	1	-	140	4	7	10	162	1
Available-for-sale	13,328	20,032	28,976	17,268	28,463	2,334	110,401	41,091
Loans and receivables	10	-	-	274	5,764	478	6,526	5,447

Long positions	21,773	40,152	76,737	21,762	61,745	7,488	229,657	70,662

Of which US agencies	-	5,311	-	-	27,931	-	33,242	30,272

Short positions (HFT)	(2,896)	(12,763)	(21,484)	(2,043)	(4,437)	(1,680)	(45,303)	(895)

Available-for-sale
Gross unrealised gains	1,090	1,240	1,331	310	1,117	81	5,169	1,242
Gross unrealised losses	-	-	(124)	(1,039)	(2,371)	(24)	(3,558)	(3,114)

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	5,097	15,648	42,828	5,486	23,711	6,099	98,869	21,988
Designated as at fair value	1	117	262	4	8	10	402	119
Available-for-sale	8,377	22,244	32,865	16,982	29,148	1,514	111,130	42,515
Loans and receivables	11	-	-	1	6,686	381	7,079	6,203

Long positions	13,486	38,009	75,955	22,473	59,553	8,004	217,480	70,825

Of which US agencies	-	6,811	-	-	21,686	-	28,497	25,375

Short positions (HFT)	(4,200)	(10,943)	(18,913)	(1,844)	(3,356)	(1,761)	(41,017)	(1,335)

Available-for-sale
Gross unrealised gains	349	525	700	143	827	51	2,595	1,057
Gross unrealised losses	(10)	(2)	(618)	(786)	(2,626)	(55)	(4,097)	(3,396)

Key points

•
Held-for-trading debt securities decreased by £3.8 billion during the year due to a reduction in trading volumes. A managed reduction in sovereign exposures in the eurozone and other countries, in response to the current economic environment, was offset by an increase in UK and US government bonds.

•
The Group's available-for-sale portfolio decreased by £3.8 billion. An increase in UK government bonds of £5.1 billion, principally in Group Treasury partially offset reductions in holdings of securities issued by other central and local governments and banks.

The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	31 December 2011				31 December 2010
	US	UK	Other (1)	Total	US	UK	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Central and local Government	20,848	13,436	25,552	59,836	22,244	8,377	32,865	63,486
Banks	376	1,391	11,408	13,175	704	4,297	11,981	16,982
Other financial institutions	17,453	3,100	11,199	31,752	15,973	1,662	11,513	29,148
Corporate	131	1,105	1,299	2,535	65	438	1,011	1,514

Total	38,808	19,032	49,458	107,298	38,986	14,774	57,370	111,130

Of which ABS	20,256	3,659	16,820	40,735	20,872	4,002	17,641	42,515

AFS reserves (gross)	486	845	(1,815)	(484)	(304)	158	(2,559)	(2,705)

Note:

(1)	Includes eurozone countries that are detailed on pages 186 to 203.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of S&P, Moody's and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	% of total	Of which ABS
	UK	US	Other
31 December 2011	£m	£m	£m	£m	£m	£m	£m		£m

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

30 September 2011

AAA	21,773	27	43,712	9,363	14,120	553	89,548	39	18,771
AA to AA+	-	40,094	4,247	4,279	31,785	661	81,066	35	35,954
A to AA-	-	9	25,043	5,087	4,783	1,894	36,816	16	5,670
BBB- to A-	-	-	2,460	2,032	3,873	2,104	10,469	5	4,431
Non-investment grade	-	-	1,242	709	5,242	1,778	8,971	4	4,619
Unrated	-	22	33	292	1,942	498	2,787	1	1,217

	21,773	40,152	76,737	21,762	61,745	7,488	229,657	100	70,662

31 December 2010

AAA	13,486	38,009	44,123	10,704	39,388	878	146,588	67	51,235
AA to AA+	-	-	18,025	3,511	6,023	616	28,175	13	6,335
A to AA-	-	-	9,138	4,926	2,656	1,155	17,875	8	3,244
BBB- to A-	-	-	2,845	1,324	3,412	2,005	9,586	5	3,385
Non-investment grade	-	-	1,770	1,528	5,522	2,425	11,245	5	4,923
Unrated	-	-	54	480	2,552	925	4,011	2	1,703

	13,486	38,009	75,955	22,473	59,553	8,004	217,480	100	70,825

Key points

•	The decrease in AAA rated debt securities relates to the downgrading of US government and agencies to AA+ by S&P during the year.

•	The proportion of debt securities rated A to AA- increased to 18%, principally reflecting the Japanese government downgrade in 2011.

•	Non-investment grade and unrated debt securities now account for 5% of the debt securities portfolio, down from 7% at the start of the year.

Risk and balance sheet management (continued)

Risk management: Credit risk: Asset-backed securities

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	ABS covered bonds	ABS other	Total
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	-	39	288	93	1,979	333	86	341	-	1,321	4,480
Non-investment grade	21	784	658	396	-	415	1,370	176	-	672	4,492
Unrated	-	148	29	146	-	56	170	423	-	263	1,235

	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

Of which in Non-Core	-	837	477	308	-	830	1,656	4,227	-	1,861	10,196

30 September 2011

AAA	4,391	4,152	1,509	144	3,462	893	194	2,198	651	1,177	18,771
AA to AA+	31,037	117	111	97	1,162	839	125	1,496	407	563	35,954
A to AA-	137	603	124	175	1,680	1,326	166	569	367	523	5,670
BBB- to A-	-	147	295	59	1,553	383	92	601	-	1,301	4,431
Non-investment grade	-	768	676	486	-	327	1,516	170	-	676	4,619
Unrated	-	146	47	213	-	67	134	331	-	279	1,217

	35,565	5,933	2,762	1,174	7,857	3,835	2,227	5,365	1,425	4,519	70,662

Of which in Non-Core	-	269	463	276	-	1,158	1,953	4,698	-	1,976	10,793

For the notes to this table refer to page 161.

Risk and balance sheet management (continued)

Risk management: Credit risk: Asset-backed securities (continued)

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	ABS covered bonds	ABS other	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	28,835	4,355	1,754	317	7,107	2,789	444	2,490	989	2,155	51,235
AA to AA+	1,529	147	144	116	357	392	567	1,786	681	616	6,335
A to AA-	-	67	60	212	408	973	296	343	190	695	3,244
BBB- to A-	-	82	316	39	-	500	203	527	-	1,718	3,385
Non-investment grade	-	900	809	458	-	296	1,863	332	-	265	4,923
Unrated	-	196	52	76	-	-	85	596	-	698	1,703

	30,364	5,747	3,135	1,218	7,872	4,950	3,458	6,074	1,860	6,141	70,825

Of which in Non-Core	-	81	336	379	-	1,278	3,159	5,094	-	2,386	12,713
Notes:

(1)	Residential mortgage-backed securities.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligations.

For analyses of ABS by geography and measurement classification, refer to Appendix 3.

Key points

•
Carrying value of total ABS decreased by £3.5 billion during 2011. US government sponsored RMBS of £3.6 billion, reflecting a move towards G10 government generally, partially off-set by decrease in European exposure. There were reductions across all other portfolios.

•	The decrease in AAA rated debt securities mainly relates to the downgrading of US government and agencies to AA+ by S&P during the year.

•	CDOs and CLOs decreased by £2.2 billion principally reflecting asset reductions in Non-Core.

•	The decrease in CMBS of £1.6 billion, primarily reflecting restructuring of monoline exposures.

•	The average mark on total ABS was 83%, broadly the same as 2010 and 2009.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives
The Group's derivative assets by internal grading scale and residual maturity are analysed below. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group's balance sheet under IFRS.

		31 December 2011						30 September 2011 Total	31 December 2010 Total
Asset quality	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
		£m	£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	24,580	10,957	17,178	126,107	302,800	481,622	517,097	408,489
AQ2	0.034% - 0.048%	326	236	431	2,046	5,138	8,177	7,265	2,659
AQ3	0.048% - 0.095%	975	390	459	2,811	6,184	10,819	14,523	3,317
AQ4	0.095% - 0.381%	1,465	782	713	4,093	7,368	14,421	10,405	3,391
AQ5	0.381% - 1.076%	890	93	219	1,787	3,527	6,516	13,709	4,860
AQ6	1.076% - 2.153%	121	30	81	803	1,186	2,221	2,471	1,070
AQ7	2.153% - 6.089%	101	29	56	1,674	533	2,393	3,368	857
AQ8	6.089% - 17.222%	16	21	11	143	1,061	1,252	1,174	403
AQ9	17.222% - 100%	5	8	7	254	876	1,150	1,140	450
AQ10	100%	13	20	35	658	321	1,047	1,192	1,581

		28,492	12,566	19,190	140,376	328,994	529,618	572,344	427,077
Counterparty mtm netting							(441,626)	(473,256)	(330,397)
Cash collateral held against derivative exposures							(37,222)	(38,202)	(31,096)

Net exposure							50,770	60,886	65,584

At 31 December 2011, the Group also held collateral in the form of securities of £5.3 billion (30 September 2011 - £5.5 billion; 31 December 2010 - £2.9 billion) against derivative positions.

The table below analyses the fair value of the Group's derivatives by type of contract.

	31 December 2011			30 September 2011			31 December 2010
	Notional	Assets	Liabilities	Notional	Assets	Liabilities	Notional	Assets	Liabilities
Contract type	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m

Interest rate	38,722	422,156	406,709	42,732	424,130	407,814	39,760	311,731	299,209
Exchange rate	4,479	74,492	80,980	5,329	107,024	112,184	4,854	83,253	89,375
Credit derivatives	1,054	26,836	26,743	1,343	33,884	31,574	1,357	26,872	25,344
Equity and commodity	123	6,134	9,551	120	7,306	10,218	179	5,221	10,039

		529,618	523,983		572,344	561,790		427,077	423,967

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Key points

31 December 2011 compared with 31 December 2010

•	Net exposure declined by 23%, despite an increase in derivative carrying values, primarily due to the increased use of netting arrangements.

•
Interest rate contracts increased due to continued reductions in interest rate yields and the depreciation of sterling against the US dollar. This was partially offset by the appreciation of sterling against the euro.

•
Exchange rate contracts decreased due to a reduction in trade volumes and the appreciation of sterling against the euro. This was partially offset by the depreciation of sterling against the US dollar.

•	Credit derivatives remained flat as the increase from the widening of credit spreads and the depreciation of sterling against the US dollar was offset by a reduction in trade volume.

31 December 2011 compared with 30 September 2011

•	Net exposure, after taking account of position and collateral netting arrangements, decreased by 17% due to lower derivative fair values, primarily driven by market movements.

•	Interest rate contract fair values remained flat reflecting the combined effect of exchange rate movements and movements in indices.

•
Exchange rate contracts decreased due to a reduction in trade volumes and exchange rate volatilities. The appreciation of sterling against the euro was partially offset by the depreciation of sterling against the US dollar.

•	Credit derivative fair values decreased due to a tightening of credit spreads, partially offset by the depreciation of sterling against the US dollar.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)
The Group's exposures to monolines and credit derivative product companies (CDPCs) by credit rating are summarised below: ratings are based on the lower of S&P and Moody's. All of these exposures are held within Non-Core.

Exposures to monoline insurers

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment (CVA)	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

31 December 2011
A to AA-	4,939	4,243	696	252	-	444
Non-investment grade	3,623	2,431	1,192	946	71	175

	8,562	6,674	1,888	1,198	71	619

Of which:
CMBS	946	674	272	247
CDOs	500	57	443	351
CLOs	4,616	4,166	450	177
Other ABS	1,998	1,455	543	334
Other	502	322	180	89

	8,562	6,674	1,888	1,198

30 September 2011
A to AA-	5,411	4,735	676	259	-	417
Non-investment grade	7,098	3,684	3,414	2,568	70	776

	12,509	8,419	4,090	2,827	70	1,193

Of which:
CMBS	3,954	1,879	2,075	1,599
CDOs	988	156	832	619
CLOs	4,806	4,348	458	183
Other ABS	2,275	1,758	517	309
Other	486	278	208	117

	12,509	8,419	4,090	2,827

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives: Exposures to monoline insurers (continued)

Key points

31 December 2011 compared with 31 December 2010

•	The exposure to monolines declined, primarily due to the restructuring of some exposures, partially offset by lower prices of underlying reference instruments.

•	The CVA decreased in line with the reduction in exposure partially offset by the impact of wider credit spreads.

31 December 2011 compared with 30 September 2011

•	The exposure to monolines declined, primarily due to the restructuring of some exposures. The CVA decreased in line with the reduction in exposure.

Exposure to CDPCs

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Net exposure
	£m	£m	£m	£m	£m

31 December 2011
AAA	213	212	1	-	1
A to AA-	646	632	14	3	11
Non-investment grade	19,671	18,151	1,520	788	732
Unrated	3,974	3,613	361	243	118

	24,504	22,608	1,896	1,034	862

30 September 2011
AAA	211	209	2	-	2
A to AA-	640	614	26	15	11
Non-investment grade	19,294	17,507	1,787	902	885
Unrated	3,985	3,552	433	316	117

	24,130	21,882	2,248	1,233	1,015

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

Key points

31 December 2011 compared with 31 December 2010

•	The exposure to CDPCs increased, primarily driven by wider credit spreads of the underlying reference loans and bonds.
•	The CVA increased in line with the increase in exposure.

31 December 2011 compared with 30 September 2011

•
The exposure to CDPCs decreased over the period, primarily driven by tighter credit spreads of the underlying reference loans and bonds, together with a decrease in the relative value of senior tranches, compared with the underlying reference portfolios.

•	The CVA decreased in line with the decrease in exposure.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate

The commercial real estate lending portfolio totalled £74.8 billion at 31 December 2011, a 14% year-on-year decrease (31 December 2010 - £87.4 billion). The commercial real estate sector comprises exposure to entities involved in the development of or investment in commercial and residential properties (including homebuilders). The analysis below excludes rate risk management and contingent obligations.

	31 December 2011			31 December 2010
	Investment	Development	Total	Investment	Development	Total
By division	£m	£m	£m	£m	£m	£m

Core
UK Corporate	25,101	5,023	30,124	24,879	5,819	30,698
Ulster Bank	3,882	881	4,763	4,284	1,090	5,374
US Retail & Commercial	4,235	70	4,305	4,322	93	4,415
Global Banking & Markets	1,013	360	1,373	1,131	644	1,775

	34,231	6,334	40,565	34,616	7,646	42,262

Non-Core
UK Corporate	3,957	2,020	5,977	7,591	3,263	10,854
Ulster Bank	3,860	8,490	12,350	3,854	8,760	12,614
US Retail & Commercial	901	28	929	1,325	70	1,395
Global Banking & Markets	14,689	336	15,025	19,906	379	20,285

	23,407	10,874	34,281	32,676	12,472	45,148

Total	57,638	17,208	74,846	67,292	20,118	87,410

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography	£m	£m	£m	£m	£m

31 December 2011
UK (excluding NI) (1)	28,653	6,359	1,198	6,511	42,721
Ireland (ROI & NI) (1)	5,146	1,132	2,591	6,317	15,186
Western Europe	7,649	1,048	9	52	8,758
US	5,552	1,279	59	46	6,936
RoW	785	35	141	284	1,245

	47,785	9,853	3,998	13,210	74,846

31 December 2010
UK (excluding NI) (1)	32,334	7,255	1,520	8,288	49,397
Ireland (ROI & NI) (1)	5,056	1,148	2,785	6,578	15,567
Western Europe	10,568	643	25	42	11,278
US	7,345	1,296	69	175	8,885
RoW	1,622	25	138	498	2,283

	56,925	10,367	4,537	15,581	87,410

Note:

(1)	ROI: Republic of Ireland; NI: Northern Ireland.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography	£m	£m	£m	£m	£m

31 December 2011
UK (excluding NI)	25,904	9,108	5,118	2,591	42,721
Ireland (ROI & NI)	3,157	3,121	793	8,115	15,186
Western Europe	422	8,275	20	41	8,758
US	4,521	2,310	71	34	6,936
RoW	227	593	332	93	1,245

	34,231	23,407	6,334	10,874	74,846

31 December 2010
UK (excluding NI)	26,168	13,421	5,997	3,811	49,397
Ireland (ROI & NI)	3,159	3,044	963	8,401	15,567
Western Europe	409	10,802	25	42	11,278
US	4,636	4,005	173	71	8,885
RoW	244	1,404	488	147	2,283

	34,616	32,676	7,646	12,472	87,410

By sub-sector	UK (excl NI) £m	Ireland (ROI & NI) £m	Western Europe £m	US £m	RoW £m	Total £m

31 December 2011
Residential	12,871	7,449	1,096	1,325	319	23,060
Office	7,155	1,354	2,248	404	352	11,513
Retail	8,709	1,641	1,893	285	275	12,803
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,669	4,235	3,001	4,898	194	21,997

	42,721	15,186	8,758	6,936	1,245	74,846

31 December 2010

Residential	15,543	7,726	685	1,471	523	25,948
Office	8,539	1,178	2,878	663	891	14,149
Retail	10,607	1,668	1,888	1,025	479	15,667
Industrial	4,912	515	711	80	106	6,324
Mixed/other	9,796	4,480	5,116	5,646	284	25,322

	49,397	15,567	11,278	8,885	2,283	87,410

Note:

(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.3 billion at 31 December 2011 continues to perform in line with expectations and requires minimal provision.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Key points

•
In line with the Group's strategy, exposure to commercial real estate was reduced during 2011, affecting mainly the UK and Western Europe given that these regions account for the majority of the portfolio. Overall this portfolio decreased circa 25% in the two years to 31 December 2011.

•
Most of the decrease is in Non-Core due to run-off and asset sales. The Non-Core portfolio totalled £34.3 billion (46% of the portfolio) at 31 December 2011 (31 December 2010 - £45.1 billion, or 52% of the portfolio) and includes exposures in Ulster Bank as discussed on page 180.

•
With the exception of exposure in Spain and in Ireland, the Group has minimal commercial real estate exposure to other eurozone periphery countries. Exposure in Spain is predominantly in the Non-Core portfolio and totals £2.3 billion, of which 36% is in AQ1-AQ9. The remainder of the Spanish portfolio has already been subject to material write-off and provision levels have been assessed based on re-appraised values. There are significant differences in values based on geographic location and asset type.

•	The UK portfolio is focused on London and the South East (44%), with the remainder well spread across the UK regions.

•
Short-term lending to property developers without sufficient pre-let revenue at origination to support investment financing after practical completion is classified as speculative. Speculative lending at origination represents approximately 1% of the portfolio. The Group's appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval.

•
The commercial real estate market is expected to remain challenging in key markets and new business will be accommodated from run-off of existing Core exposure. As liquidity in the market remains tight, the Group is focusing on re-financings and supporting its existing client base.

Risk management: Credit risk: Commercial real estate (continued)

Maturity profile of portfolio	UK Corporate	Ulster Bank	US Retail & Commercial	Global Banking & Markets	Total
	£m	£m	£m	£m	£m

31 December 2011
Core
< 1 year (1)	8,268	3,030	1,056	142	12,496
1-2 years	5,187	391	638	278	6,494
2-3 years	3,587	117	765	363	4,832
> 3 years	10,871	1,225	1,846	590	14,532
Not classified (2)	2,211	-	-	-	2,211

Total	30,124	4,763	4,305	1,373	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	21,699
1-2 years	508	692	163	3,064	4,427
2-3 years	312	177	152	1,738	2,379
> 3 years	1,636	392	321	3,126	5,475
Not classified (2)	297	-	-	4	301

Total	5,977	12,350	929	15,025	34,281

31 December 2010
Core
< 1 year (1)	7,563	2,719	1,303	890	12,475
1-2 years	5,154	829	766	247	6,996
2-3 years	4,698	541	751	221	6,211
> 3 years	10,361	1,285	1,595	417	13,658
Not classified (2)	2,922	-	-	-	2,922

Total	30,698	5,374	4,415	1,775	42,262

Non-Core
< 1 year (1)	4,829	10,809	501	3,887	20,026
1-2 years	1,727	983	109	6,178	8,997
2-3 years	831	128	218	3,967	5,144
> 3 years	2,904	694	567	6,253	10,418
Not classified (2)	563	-	-	-	563

Total	10,854	12,614	1,395	20,285	45,148

Notes:

(1)	Includes on demand and past due assets.
(2)	Predominantly comprises multi-option facilities for which there is no single maturity date.

Key point

•
The majority of Ulster Bank's commercial real estate portfolio is categorised as < 1 year including on demand assets, owing to the high level of non-performing assets in the portfolio. Ulster Bank places most restructured facilities on demand rather than extending the maturity date.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Breakdown of portfolio by AQ band

31 December 2011	AQ1-AQ2 £m	AQ3-AQ4 £m	AQ5-AQ6 £m	AQ7-AQ8 £m	AQ9 £m	AQ10 £m	Total £m

Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281

Total	1,774	8,001	25,005	10,147	5,496	24,423	74,846

31 December 2010

Core	1,055	7,087	20,588	7,829	2,171	3,532	42,262
Non-Core	1,003	2,694	11,249	7,608	4,105	18,489	45,148

Total	2,058	9,781	31,837	15,437	6,276	22,021	87,410

Key points

•
Approximately 13% of the commercial real estate exposure is within the AQ1-AQ4 bands. This includes unsecured lending to property companies and real estate investment trusts. The high proportion of the exposure in the AQ10 band is driven by Ulster Bank (Core and Non-Core) and GBM (Non-Core).

•
Of the total portfolio of £74.8 billion at 31 December 2011, £34.7 billion (2010 - £45.1 billion) is managed within the Group's standard credit processes and £5.9 billion (2010 - £9.2 billion) is receiving varying degrees of heightened credit management under the Group Watchlist process (this includes all Watchlist Amber cases and Watchlist Red cases managed outside the Global Restructuring Group (GRG)). A further £34.3 billion (2010 - £33.1 billion) is managed within the GRG and includes both Watchlist and non-performing exposures. The increase in the portfolio managed by the GRG is driven by Ulster Bank (Core and Non-Core).

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Breakdown of portfolio by AQ band (continued)
The table below analyses commercial real estate lending by loan-to-value (LTV). Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market based data. In the absence of external valuations, the Group deploys a range of alternative approaches including internal expert judgement and indexation.

	Ulster Bank		Rest of the Group		Group
LTVs at 31 December 2011	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m

<= 50%	81	28	7,091	332	7,172	360
> 50% and <= 70%	642	121	14,105	984	14,747	1,105
> 70% and <= 90%	788	293	10,042	1,191	10,830	1,484
> 90% and <= 100%	541	483	2,616	1,679	3,157	2,162
> 100% and <= 110%	261	322	1,524	1,928	1,785	2,250
> 110% and <= 130%	893	1,143	698	1,039	1,591	2,182
> 130%	1,468	10,004	672	2,994	2,140	12,998

Total with LTVs	4,674	12,394	36,748	10,147	41,422	22,541
Other (1)	7	38	8,994	1,844	9,001	1,882

Total	4,681	12,432	45,742	11,991	50,423	24,423

Total portfolio average LTV (2)	140%	259%	69%	129%	77%	201%

Notes:

(1)
Other performing loans of £9.0 billion include unsecured lending to commercial real estate clients, such as major UK homebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion are subject to the Group's standard provisioning policies.

(2)	Weighted average by exposure.

Key points

•
Nearly 85% of the commercial real estate portfolio with LTV > 100% is within Ulster Bank (Core and Non-Core) and GBM (Non-Core). A majority of these portfolios are managed within the GRG and are subject to monthly reviews. Significant levels of provisions have been taken against these portfolios; provisions as a percentage of risk elements in lending for the Ulster Bank commercial real estate portfolio were 53% at 31 December 2011 (31 December 2010 - 44%). The reported LTV levels are based on gross loan values. The weighted average LTV for AQ10 excluding Ulster Bank is 129%.

•
The average interest coverage (ICR) ratios for UK Corporate (Core and Non-Core) and GBM (Non-Core) investment properties are 2.37x and 1.25x respectively. The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service interest coverage for this portfolio on this basis was 1.24x at 31 December 2011. There are a number of different approaches used within the Group and across the industry to calculate ICR ratios for different portfolio types, and organisations may not therefore be comparable.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Retail assets
The Group's retail lending portfolio includes mortgages, credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core balances.

	31 December 2011	31 December 2010
Personal credit loans and receivables	£m	£m

UK Retail
- mortgages	96,388	92,592
- cards, loans and overdrafts	16,004	18,072
Ulster Bank
- mortgages	20,020	21,162
- other personal	1,533	1,017
Citizens
- mortgages	23,829	24,575
- auto and cards	5,731	6,062
- other (1)	2,111	3,455
Other (2)	17,545	18,123

	183,161	185,058

Notes:

(1)	Mainly student loans and loans secured by recreational vehicles or marine vessels.
(2)	Personal exposures in other divisions.

Residential mortgages
The tables below detail the distribution of residential mortgages by indexed LTV. LTV averages are calculated by transaction volume and transaction value. Refer to the section on Ulster Bank Group on page 179 for analysis of Ulster Bank residential mortgages.

	UK Retail		Citizens
LTV distribution calculated on a volume basis	2011%	2010%	2011%	2010%

<= 70%	62.1	61.6	43.5	43.4
> 70% and <= 90%	27.1	26.2	26.9	27.6
> 90% and <= 110%	9.4	10.4	16.7	17.2
> 110% and <= 130%	1.4	1.7	6.9	6.0
> 130%	-	0.1	6.0	5.8

Total portfolio average LTV at 31 December	57.8	58.2	73.8	75.3

Average LTV on new originations during the year	58.4	64.2	63.8	64.8

LTV distribution calculated on a value basis	£m	£m	£m	£m

<= 70%	47,811	44,522	9,669	10,375
> 70% and <= 90%	34,410	32,299	7,011	7,196
> 90% and <= 110%	11,800	12,660	3,947	4,080
> 110% and <= 130%	1,713	1,924	1,580	1,488
> 130%	74	73	1,263	1,252

Total portfolio average LTV at 31 December	67.2%	68.1%	75.9%	75.4%

Average LTV on new originations during the year	63.0%	68.0%	65.8%	65.3%

Risk and balance sheet management (continued)

Risk management: Credit risk: Residential mortgages (continued)
The table below details residential mortgages which are three months or more in arrears (by volume).

	31 December 2011	31 December 2010
Residential mortgages which are three months or more in arrears (by volume)%		%

UK Retail (1)	1.6	1.7
Citizens	2.0	1.4

Note:

(1)
The 'One Account' current account mortgage is excluded (£5.4 billion - 5.6% of assets) at 31 December 2011, 0.9% of these accounts were 90 days continually in excess of the limit (31 December 2010 - 0.8%). Consistent with the way the Council of Mortgage Lenders publishes member arrears information, the 3+ months arrears rate now excludes accounts in repossession and cases with shortfalls post property sale.

UK Retail
Key points

•
The UK Retail mortgage portfolio totalled £96.4 billion (98.6% in Core) at 31 December 2011, an increase of 4.1% from 2010, due to continued strong sales growth and lower redemption rates from before the financial crisis.

•
Of the total portfolio, 98.6% is designated as Core business, primarily comprising mortgages branded the Royal Bank of Scotland, NatWest, the One Account and First Active. Non-Core comprises Direct Line Mortgages.

•
The assets are prime mortgages and include 7.2% (£6.9 billion) of exposure to residential buy-to-let. There is a small legacy self-certification book (0.3% of total assets). Self-certified mortgages were withdrawn from sale in 2004.

•
Gross new mortgage lending in 2011 remained strong at £14.7 billion. The average LTV for new business during 2011 declined in comparison to 2010 and the maximum LTV available to new customers remained at 90%. Based on the Halifax House Price index at September 2011, the book average indexed LTV improved marginally when compared to December 2010, with the proportion of balances with an LTV over 100% also lower. Refer to the table on page 172, which details LTV information on a volume and value basis.

•	The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls post property sale) has remained broadly stable since late 2009 at 1.6%.

•	The number of properties repossessed in 2011 was 1,671, up from 1,392 in 2010.

•
The mortgage impairment charge was £187 million for 2011, an increase of 2% from 2010. A significant part of the mortgage impairment charge related to reduced expectations of cash recovery on already defaulted debt. It also included an additional provision charge for mortgage customers who received forbearance.

•	Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth, with recent business yet to fully mature.

Risk and balance sheet management (continued)

Risk management: Credit risk: Residential mortgages (continued)

Citizens
Key points

•	Citizens' residential mortgage portfolio totalled £23.8 billion at 31 December 2011, a reduction of 3% from 2010 (£24.6 billion).

•
The mortgage portfolio comprises £6.4 billion of residential mortgages (99% in first lien position: Core - £5.8 billion; Non-Core - £0.6 billion) and £17.4 billion of home equity loans and lines (41% in first lien position: Core - £14.9 billion; Non-Core - £2.5 billion). Home equity Core consists of 47% in first lien position.

•
Citizens continues to focus on the 'footprint' states of New England, Mid Atlantic and Mid West, targeting low risk products and maintaining conservative risk policies. At 31 December 2011, the portfolio consisted of £19.5 billion (82% of the total portfolio) within footprint.

•	Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions.

•
Non-Core comprises 13% of the residential mortgage portfolio. Its largest component (74%) is the serviced by others (SBO) home equity portfolio. The SBO portfolio consists of purchased pools of home equity loans and lines, which resulted in an annualised charge-off rate of 8.7% in 2011. It is characterised by out-of-footprint geographies, high second lien concentration (95%) and high average LTV (113% at 31 December 2011). The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from £2.8 billion at 31 December 2010, to £2.3 billion at 31 December 2011. The arrears rate of the SBO portfolio decreased from 3.0% at 31 December 2010, to 2.3% at 31 December 2011, as the legacy of poorer assets receded, and account servicing and collections became more effective following a servicer conversion in 2009.

Personal lending
The Group's personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures exist in the UK and the US. Impairments as a proportion of average loans and receivables are shown in the following table.

	31 December 2011		31 December 2010
	Average loans and receivables	Impairment charge as a % of average loans and receivables	Average loans and receivables	Impairment charge as a % of average loans and receivables
Personal lending	£m	%	£m	%

UK Retail cards (1)	5,675	3.0	6,025	5.0
UK Retail loans (1)	7,755	2.8	9,863	4.8

Citizens cards (2)	936	5.1	1,005	9.9
Citizens auto loans (2)	4,856	0.2	5,256	0.6

Notes:

(1)	The ratio for UK Retail assets refers to the impairment charges for the year. This is the Core UK loans book and excludes the Non-Core direct loans book that was sold in late 2011.
(2)	The ratio for Citizens refers to the impairment charges in the year, net of recoveries realised in the year.

Risk and balance sheet management (continued)

Risk management: Credit risk: Personal lending (continued)

UK Retail
Key points

•
The UK personal lending portfolio, of which 99.4% is in Core businesses, comprises credit cards, unsecured loans and overdrafts, and totalled £16.0 billion at 31 December 2011 (31 December 2010 - £18.1 billion).

•	The decrease in portfolio size of 11.4% was driven by continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured debt.

•
The Non-Core portfolio consists of the direct finance loan portfolios (Direct Line, Lombard, Mint and Churchill) and totalled £0.1 billion at 31 December 2011 (2010 - £0.4 billion). In the last quarter of 2011, a portfolio of £170 million of balances was disposed of.

•
Risk appetite continues to be actively managed across all products with investment in collection and recovery processes continuing, addressing both continued support for the Group's customers and the management of impairments.

•	Support continues for customers experiencing financial difficulties through 'breathing space initiatives'. Refer to the disclosures on forbearance on page 156 for more information.

•
The impairment charge on unsecured lending was £579 million for the year, down 42% on 2010, reflecting the effect of risk appetite tightening. The sale of the direct finance loan book gave rise to a one-off benefit of approximately £30 million.

•	Impairments remain sensitive to the external environment, including unemployment levels and interest rates.

•	Industry benchmarks for cards arrears remain stable, with the Group continuing to perform favourably.

Citizens
Key points

•
Citizens' average credit card portfolio totalled £936 million during 2011, with Core assets comprising 90.2% of the portfolio. Citizens' cards business has traditionally adopted conservative risk strategies compared with the US market and given the economic climate, has introduced tighter lending criteria and lower credit limits. These actions have led to improving new business quality and a business performing better than industry benchmarks (provided by VISA). The latest available metrics show the 60+ days delinquency as a percentage of total outstandings at 2.15% at November 2011 (compared to an industry figure of 2.45%) and net contractual charge-offs as a percentage of total outstandings at 2.89% at November 2011 (compared to an industry figure of 3.69%).

•
Citizens' average auto loan portfolio totalled £4.9 billion during 2011, of which 98% is considered Core. £101 million (2%) is Non-Core and anticipated to run off by 2013. Citizens' vehicle financing business lends to US consumers through a network of 4,200 auto dealers in 25 US states. Citizens' credit policy is considered conservative, targeting prime customers and has historically experienced credit losses below those of industry peers.

•	The net write-off rate on the total auto portfolio fell to 0.18% at 31 December 2011, from 0.34% in 2010. The 30+ days past due delinquency rate fell to 1.04% at 31 December 2011, from 1.57% in 2010.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
At 31 December 2011, Ulster Bank Group accounted for 10% of the Group's total gross customer loans (31 December 2010 - 10%) and 9% of the Group's Core gross customer loans (31 December 2010 - 9%). Ulster Bank's financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, continues to depress the property market and domestic spending.

The impairment charge of £3,717 million for the year (31 December 2010 - £3,843 million) was driven by a combination of new defaulting customers and deteriorating security values. Provisions as a percentage of risk elements in lending increased from 44% at 31 December 2010 to 53% at 31 December 2011, predominantly as a result of the deterioration in the value of the Non-Core commercial real estate development portfolio.

Core
The impairment charge for the year of £1,384 million (31 December 2010 - £1,161 million) reflects the difficult economic climate in Ireland, with elevated default levels across both mortgage and other corporate portfolios. The mortgage sector accounted for £570 million (41%) of the total 2011 impairment charge.

Non-Core
The impairment charge for the year was £2,333 million (31 December 2010 - £2,682 million), with the commercial real estate sector accounting for £2,160 million (93%) of the total 2011 charge.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, risk elements in lending (REIL) and impairments by sector

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 December 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Personal unsecured	1,533	201	184	13.1	92	12.0	56	25
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	-
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72

	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16

	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Personal unsecured	1,533	201	184	13.1	92	12.0	56	25
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88

	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,162	1,566	439	7.4	28	2.1	294	7
Personal unsecured	1,282	185	158	14.4	85	12.3	48	30
Commercial real estate
- investment	4,284	598	332	14.0	56	7.7	259	-
- development	1,090	65	37	6.0	57	3.4	116	-
Other corporate	9,039	1,205	667	13.3	55	7.4	444	11

	36,857	3,619	1,633	9.8	45	4.4	1,161	48

Non-Core
Mortgages	-	-	-	-	-	-	42	-
Commercial real estate
- investment	3,854	2,391	1,000	62.0	42	25.9	630	-
- development	8,760	6,341	2,783	72.4	44	31.8	1,759	-
Other corporate	1,970	1,310	561	66.5	43	28.5	251	-

	14,584	10,042	4,344	68.9	43	29.8	2,682	-

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28	2.1	336	7
Personal unsecured	1,282	185	158	14.4	85	12.3	48	30
Commercial real estate
- investment	8,138	2,989	1,332	36.7	45	16.4	889	-
- development	9,850	6,406	2,820	65.0	44	28.6	1,875	-
Other corporate	11,009	2,515	1,228	22.8	49	11.2	695	11

	51,441	13,661	5,977	26.6	44	11.6	3,843	48

Key points

•
REIL increased by £3.5 billion during the year, which reflects continuing difficult conditions in both the commercial and residential sectors in Ireland. Growth moderated in the last two quarters of 2011 as default trends for corporate portfolios declined.

•	At 31 December 2011, 68% of REIL was in Non-Core (2010 - 74%). The majority of the Non-Core commercial real estate development portfolio (89%) is REIL with a 57% provision coverage.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages
The tables below show how the continued decrease in property values has affected the distribution of residential mortgages by indexed LTV. LTV is based upon gross loan amounts and whilst including defaulted loans, does not take account of provisions made.

LTV distribution calculated on a volume basis	2011%	2010%

<= 70%	45.0	50.3
> 70% and <= 90%	11.4	13.0
> 90% and <= 110%	12.0	14.5
> 110% and <= 130%	10.9	13.5
> 130%	20.7	8.7

Total portfolio average LTV at 31 December	81.0	71.2

Average LTV on new originations during the year	67.0	75.9

LTV distribution calculated on a value basis	£m	£m

<= 70%	4,526	5,928
> 70% and <= 90%	2,501	3,291
> 90% and <= 110%	3,086	4,256
> 110% and <= 130%	3,072	4,391
> 130%	6,517	2,958

Total portfolio average LTV at 31 December	106.1	91.7

Average LTV on new originations during the year	73.9	78.9

Key points

•
The residential mortgage portfolio across Ulster Bank Group totalled £20 billion at 31 December 2011, with 89% in the Republic of Ireland and 11% in Northern Ireland. At constant exchange rates the portfolio decreased by 4% from 2010, as a result of natural amortisation and limited growth due to low market demand.

•
The mortgage REIL continued to increase as a result of the continued challenging economic environment. At 31 December 2011, REIL as a percentage of gross mortgages was 10.9% (by value) compared with 7.4% in 2010. The impairment charge for 2011 was £570 million compared with £336 million for 2010. Repossession levels were higher than in 2010, with a total of 161 properties repossessed during 2011 (compared with 76 during 2010). 76% of repossessions during 2011 were through voluntary surrender or abandonment of the property.

•
Ulster Bank Group is assisting customers in this difficult environment. Mortgage forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty. At 31 December 2011, 9.1% (by value) of the mortgage book (£1.8 billion) was on a forbearance arrangement compared with 5.8% (£1.2 billion) at 31 December 2010. The majority of these forbearance arrangements are in the performing book (77%) and not 90 days past due, refer to page 156 for further details.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group totalled £17.1 billion at 31 December, of which £12.3 billion or 72% is Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2010, with 26% in Northern Ireland, 63% in the Republic of Ireland and 11% in the UK.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

31 December 2011
Ireland (ROI & NI)	2,591	6,317	5,097	1,132	15,137
UK (excluding NI)	95	336	1,371	111	1,913
RoW	-	32	27	4	63

	2,686	6,685	6,495	1,247	17,113

31 December 2010
Ireland (ROI & NI)	2,785	6,578	5,032	1,098	15,493
UK (excluding NI)	110	359	1,869	115	2,453
RoW	-	18	23	1	42

	2,895	6,955	6,924	1,214	17,988

Key points

•
Commercial real estate remains the primary driver of the increase in the defaulted loan book for Ulster Bank Group. The outlook remains challenging, with limited liquidity in the marketplace to support sales or refinancing. The decrease in asset valuations has placed pressure on the portfolio.

•
Within its early problem management framework, Ulster Bank may agree various remedial measures with customers whose loans are performing but who are experiencing temporary financial difficulties. During 2011, commercial real estate loans amounting to £0.8 billion (exposures greater than £10 million) benefited from such measures.

•	During 2011, impaired commercial real estate loans amounting to £1 billion (exposures greater than £10 million) were restructured and remain in the non-performing book.

Risk and balance sheet management (continued)

Risk management: Country risk
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group's credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

For a discussion of the Group's approach to country risk management and the external risk environment, refer to the 2011 Annual Report and Accounts: Business review: Risk and balance sheet management: Country risk.

The following tables show the Group's exposure by country of incorporation of the counterparty at 31 December 2011. Countries shown are those where the Group's balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from S&P, Moody's or Fitch at 31 December 2011, as well as selected eurozone countries. The numbers are stated before taking into account the impact of mitigating actions, such as collateral, insurance or guarantees, that may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

For definitions of headings in the following tables, refer to page 204.

'Other eurozone' comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

References to Non-Core in the following pages relate to Non-Core lending disclosures in the summary tables on pages 182-183.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary

	31 December 2011
	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	336	18,994	18,858	39,836	10,156	886	2,824	43,546	2,928	46,474	53
Spain	9	3	206	154	5,775	362	6,509	3,735	6,155	2,393	15,057	2,630	17,687	(1,013)
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	6,644	3,150	9,794	(452)
Greece	7	6	-	31	427	14	485	94	409	355	1,249	52	1,301	1
Portugal	-	-	10	-	495	5	510	341	113	519	1,142	268	1,410	55
Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	16,037	57,593	7,527	65,120	(2,401)
Netherlands	2,567	7,654	623	1,575	4,827	20	17,266	2,498	9,893	10,285	37,444	10,216	47,660	(1,295)
France	481	3	1,273	437	3,761	79	6,034	2,317	7,794	9,058	22,886	10,217	33,103	(2,846)
Luxembourg	-	-	101	1,779	2,228	2	4,110	1,497	130	3,689	7,929	2,007	9,936	(404)
Belgium	213	8	287	354	588	20	1,470	480	652	3,010	5,132	1,359	6,491	(99)
Other eurozone	121	-	28	115	1,375	26	1,665	324	710	1,971	4,346	1,365	5,711	(25)

Total eurozone	3,443	27,282	3,550	5,385	47,522	19,564	106,746	27,999	43,767	52,455	202,968	41,719	244,687	(8,426)

Other countries
India	-	275	610	35	2,949	127	3,996	350	1,530	218	5,744	1,280	7,024	(105)
China	74	178	1,237	17	654	30	2,190	50	597	413	3,200	1,559	4,759	(62)
South Korea	-	5	812	3	576	1	1,397	3	845	404	2,646	627	3,273	(22)
Turkey	215	193	253	66	1,072	16	1,815	423	361	94	2,270	437	2,707	10
Russia	-	36	970	8	659	62	1,735	76	186	66	1,987	356	2,343	(343)
Brazil	-	-	936	-	227	4	1,167	70	790	24	1,981	319	2,300	(377)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	1,280	160	1,440	8
Mexico	-	7	233	-	683	1	924	39	83	131	1,138	353	1,491	10
Poland	35	208	3	9	624	6	885	45	116	56	1,057	701	1,758	(99)

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

	31 December 2010
	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	61	2,119	87	813	19,886	20,228	43,194	10,758	1,323	2,940	47,457	4,316	51,773	(32)
Spain	19	5	166	92	6,991	407	7,680	4,538	7,107	2,047	16,834	3,061	19,895	(964)
Italy	45	78	668	418	2,483	27	3,719	1,901	3,836	2,032	9,587	3,853	13,440	(838)
Greece	14	36	18	31	191	16	306	130	974	227	1,507	164	1,671	182
Portugal	86	-	63	-	611	6	766	316	242	394	1,402	734	2,136	41
Germany	-	10,894	1,060	422	7,519	162	20,057	6,471	14,747	15,266	50,070	8,917	58,987	(1,551)
Netherlands	914	6,484	554	1,801	6,170	81	16,004	3,205	12,523	9,058	37,585	18,141	55,726	(1,530)
France	511	3	1,095	470	4,376	102	6,557	2,787	14,041	8,607	29,205	11,640	40,845	(1,925)
Luxembourg	-	25	26	734	2,503	3	3,291	1,517	378	2,545	6,214	2,383	8,597	(532)
Belgium	102	14	441	32	893	327	1,809	501	803	2,238	4,850	1,492	6,342	57
Other eurozone	124	1	142	119	1,505	24	1,915	332	535	1,370	3,820	2,037	5,857	(82)

Total eurozone	1,876	19,659	4,320	4,932	53,128	21,383	105,298	32,456	56,509	46,724	208,531	56,738	265,269	(7,174)

Other countries
India	-	-	1,307	307	2,665	273	4,552	653	1,686	178	6,416	1,281	7,697	(195)
China	17	298	1,223	16	753	64	2,371	236	573	252	3,196	1,589	4,785	(117)
South Korea	-	276	1,033	5	558	2	1,874	53	1,353	493	3,720	1,143	4,863	(159)
Turkey	282	68	448	37	1,386	12	2,233	692	550	111	2,894	686	3,580	(91)
Russia	-	110	244	7	1,181	58	1,600	125	124	51	1,775	596	2,371	(134)
Brazil	-	-	825	-	315	5	1,145	120	687	15	1,847	190	2,037	(369)
Romania	36	178	21	21	426	446	1,128	1,123	310	8	1,446	319	1,765	23
Mexico	-	8	149	-	999	1	1,157	303	144	122	1,423	840	2,263	84
Poland	-	168	7	7	655	6	843	108	271	69	1,183	1,020	2,203	(94)

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points
Reported exposures are affected by currency movements. Over the year, sterling fell 0.3% against the US dollar and rose 3.1% against the euro. In the fourth quarter, sterling fell 0.9% against the US dollar and rose 2.9% against the euro.

•
Exposure to most countries shown in the table declined over 2011 as the Group maintained a cautious stance and many bank clients reduced debt levels. Decreases were seen in balance sheet and off-balance sheet exposures in many countries. Increases in derivatives and repos were in line with the Group's strategy, driven partly by customer demand for hedging solutions and partly by market movements; risks are generally mitigated by active collateralisation.

•
India - strong economic growth in 2011 resulted in increased exposure across most product types until the fourth quarter, when a decline took place, driven by a Global Transaction Services (GTS) exercise in the region to manage down risk-weighted assets, natural run-offs/maturities and a sharp rupee depreciation. Year-on-year increases in lending to corporate clients (£0.3 billion) and the central bank (£0.3 billion) were offset by reductions in lending to banks (£0.7 billion) and other financial institutions (£0.3 billion).

•
China - lending to Chinese banks increased in the first three quarters of the year, supporting trade finance activities and on-shore regulatory needs, but by the end of 2011 exposure had decreased close to December 2010 levels. The Group reduced lending in the interbank money markets over the final quarter. This reduction in lending was offset by significant growth in repo trading with Chinese financial institutions helping to support the Group's funding requirements, with highly liquid US Treasuries being the main underlying security. A reduction in off-balance sheet exposures, including guarantees and undrawn commitments, was in part due to the run-off of performance bonds in respect of shipping deliveries and also due to reduced appetite for trade finance assets.

•
South Korea - exposure decreased by £1.6 billion during 2011. This was largely due to a reduction in debt securities as the Group managed its wrong-way risk exposure. The Group maintained a cautious stance given the current global economic downturn.

•
Turkey - exposures were managed down in most categories, with the non-strategic (mid-market) portfolio significantly reduced in 2011. Nonetheless, Turkey continues to be one of the Group's key emerging markets. The strategy remains client-centric, with the product offering tailored to selected client segments across large Turkish international corporate clients and financial institutions as well as Turkish subsidiaries of global clients.

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points (continued)

•
Mexico - asset sales and a number of early repayments in the corporate portfolio led to exposure falling £0.8 billion in the year. This decline also reflects the Group's cautious approach to new business during the fourth quarter following its decision to close its onshore operation in Mexico.

•
Eurozone periphery (Ireland, Spain, Italy, Greece and Portugal) - exposure decreased across most of the periphery, with derivatives (gross of collateral) and repos being the only component that still saw some increases year on year (partly an effect of market movements on existing positions). Most of the Group's country risk exposure to the eurozone periphery countries arises from the activities of GBM and Ulster Bank (with respect to Ireland). The Group has some large holdings of Spanish bank and financial institution MBS bonds and smaller quantities of Italian bonds and Greek sovereign debt. GTS provides trade finance facilities to clients across Europe including the eurozone periphery.

The Group primarily transacts CDS contracts with investment-grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation. Due to their bespoke nature, exposures relating to CDPCs and related hedges have not been included, as they cannot be meaningfully attributed to a particular country or a reference entity. Exposures to CDPCs are disclosed on page 164.

The Group used CDS contracts throughout 2011 to manage both eurozone country and counterparty exposures. As shown in the individual country tables, this resulted in increases in both gross notional bought and sold eurozone CDS contracts, mainly on Italy, France and the Netherlands. The magnitude of the fair value of bought and sold CDS contracts increased over 2011 in line with the widening of eurozone CDS spreads.

For more specific commentary on the Group's exposure to each of the eurozone periphery countries, refer to pages 188 to 196. For commentary on the Group's exposure to other eurozone countries, see page 203.

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	3,443	-	-	18,406	81	19,597	15,049	22,954	1,925	28,322	37,080	36,759	6,488	(6,376)
Central banks	27,282	-	-	20	-	6	-	26	5,770	33,078	-	-	-	-
Other banks	3,550	-	-	8,423	(752)	1,272	1,502	8,193	29,685	41,428	19,736	19,232	2,303	(2,225)
Other financial institutions	5,385	-	-	10,494	(1,129)	1,138	471	11,161	10,956	27,502	17,949	16,608	693	(620)
Corporate	47,522	14,152	7,267	964	23	528	59	1,433	4,118	53,073	76,966	70,119	2,241	(1,917)
Personal	19,564	2,280	1,069	-	-	-	-	-	1	19,565	-	-	-	-

	106,746	16,432	8,336	38,307	(1,777)	22,541	17,081	43,767	52,455	202,968	151,731	142,718	11,725	(11,138)

31 December 2010
Central and local government	1,876	-	-	23,201	(893)	25,041	14,256	33,986	1,537	37,399	28,825	29,075	2,899	(2,843)
Central banks	19,659	-	-	-	-	7	-	7	6,382	26,048	-	-	-	-
Other banks	4,320	-	-	9,192	(916)	1,719	1,187	9,724	25,639	39,683	16,616	16,256	1,042	(1,032)
Other financial institutions	4,932	-	-	10,583	(737)	908	83	11,408	9,025	25,365	12,921	12,170	173	(182)
Corporate	53,128	12,404	5,393	813	45	831	260	1,384	4,141	58,653	70,354	63,790	(267)	461
Personal	21,383	1,642	537	-	-	-	-	-	-	21,383	-	-	-	-

	105,298	14,046	5,930	43,789	(2,501)	28,506	15,786	56,509	46,724	208,531	128,716	121,291	3,847	(3,596)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	67,624	5,585	1,085	131	198	23	-	-	68,907	5,739
Other financial Institutions	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986

Total	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	45	-	-	102	(46)	20	19	103	92	240	2,145	2,223	466	(481)
Central banks	1,467	-	-	-	-	-	-	-	-	1,467	-	-	-	-
Other banks	136	-	-	177	(39)	195	14	358	1,459	1,953	110	107	21	(21)
Other financial institutions	336	-	-	61	-	116	35	142	855	1,333	523	630	64	(74)
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	19,694	425	322	(11)	10
Personal	18,858	2,258	1,048	-	-	-	-	-	1	18,859	-	-	-	-

	39,836	12,527	6,737	488	(82)	466	68	886	2,824	43,546	3,203	3,282	540	(566)

31 December 2010
Central and local government	61	-	-	104	(45)	93	88	109	20	190	1,872	2,014	360	(387)
Central banks	2,119	-	-	-	-	7	-	7	126	2,252	-	-	-	-
Other banks	87	-	-	435	(51)	96	45	486	1,523	2,096	317	312	103	(95)
Other financial institutions	813	-	-	291	(1)	205	-	496	837	2,146	566	597	45	(84)
Corporate	19,886	8,291	4,072	91	(2)	140	6	225	434	20,545	483	344	(20)	17
Personal	20,228	1,638	534	-	-	-	-	-	-	20,228	-	-	-	-

	43,194	9,929	4,606	921	(99)	541	139	1,323	2,940	47,457	3,238	3,267	488	(549)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,586	300	2	-	-	-	-	-	1,588	300
Other financial Institutions	1,325	232	161	1	129	7	-	-	1,615	240

Total	2,911	532	163	1	129	7	-	-	3,203	540

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

Key points

●
The Group's exposure to Ireland is driven by Ulster Bank Group (87% of the Group's Irish exposure at 31 December 2011). The portfolio is predominantly personal lending of £18.9 billion (largely mortgages) and corporate lending of £19.0 billion (largely loans to the property sector). In addition, the Group has lending and derivatives exposure to the Central Bank of Ireland, financial institutions and large international clients with funding units based in Ireland.

●
Group exposure declined in all categories, with notable reductions in lending of £3.4 billion and in off-balance sheet items of £1.4 billion over the year, as a result of currency movements and de-risking in the portfolio.

Central and local government and central bank

●
Exposure to the central bank fluctuates, driven by regulatory requirements and by deposits of excess liquidity as part of the Group's assets and liabilities management. Exposures fell by £0.7 billion over the year, with most of the decline occurring in the fourth quarter.

Financial institutions

●
GBM and Ulster Bank account for the majority of the Group's exposure to financial institutions. Exposure to the financial sector fell by £1.1 billion during the year, caused by a £0.4 billion reduction in lending, a £0.5 billion reduction in debt securities and smaller reductions in derivatives and repos and in off-balance sheet exposure. The largest category is derivatives and repos where exposure is affected predominantly by market movements and transactions are typically collateralised.

Corporate

●
Corporate lending exposure fell approximately £0.9 billion over the year, driven by a combination of exchange rate movements and write-offs. At the end of 2011, lending exposure was highest in the property sector (£11.6 billion), which is also the sector that experienced the largest year-on-year reduction (£0.4 billion). REIL and impairment provisions rose by £2.0 billion and £1.6 billion respectively over the year.

Personal

●
The Ulster Bank retail portfolio mainly consists of mortgages (approximately 95% of Ulster Bank personal lending at 31 December 2011), with the remainder comprising credit card and other personal lending. Overall personal lending exposure fell approximately £1.4 billion over the year as a result of exchange rate fluctuations, amortisation, a small amount of write-offs and a lack of demand in the market.

Non-Core (included above)
Refer to table on pages 182 and 183 for details.

●
Ireland Non-Core lending exposure was £10.2 billion at 31 December 2011, down by £0.6 billion or 6% since December 2010. The remaining lending portfolio largely consists of exposures to real estate (79%), retail (7%) and leisure (4%).

Risk and balance sheet management (continued)

Risk management: Country risk: Spain

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	9	-	-	33	(15)	360	751	(358)	35	(314)	5,151	5,155	538	(522)
Central banks	3	-	-	-	-	-	-	-	-	3	-	-	-	-
Other banks	206	-	-	4,892	(867)	162	214	4,840	1,622	6,668	1,965	1,937	154	(152)
Other financial institutions	154	-	-	1,580	(639)	65	8	1,637	282	2,073	2,417	2,204	157	(128)
Corporate	5,775	1,190	442	9	-	27	-	36	454	6,265	4,831	3,959	448	(399)
Personal	362	-	-	-	-	-	-	-	-	362	-	-	-	-

	6,509	1,190	442	6,514	(1,521)	614	973	6,155	2,393	15,057	14,364	13,225	1,297	(1,201)

31 December 2010
Central and local government	19	-	-	88	(7)	1,172	1,248	12	53	84	3,820	3,923	436	(435)
Central banks	5	-	-	-	-	-	-	-	-	5	-	-	-	-
Other banks	166	-	-	5,264	(834)	147	118	5,293	1,482	6,941	2,087	2,159	133	(135)
Other financial institutions	92	-	-	1,724	(474)	34	7	1,751	22	1,865	1,648	1,388	72	(45)
Corporate	6,991	1,871	572	9	38	50	8	51	490	7,532	5,192	4,224	231	(168)
Personal	407	1	-	-	-	-	-	-	-	407	-	-	-	-

	7,680	1,872	572	7,085	(1,277)	1,403	1,381	7,107	2,047	16,834	12,747	11,694	872	(783)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	6,595	499	68	5	32	4	-	-	6.695	508
Other financial Institutions	7,238	736	162	3	269	50	-	-	7,669	789

Total	13,833	1,235	230	8	301	54	-	-	14,364	1,297

Risk and balance sheet management (continued)

Risk management: Country risk: Spain (continued)

Key points

●
The Group maintains strong relationships with Spanish government entities, banks, other financial institutions and large corporate clients. The exposure to Spain is driven by corporate lending and a large MBS covered bond portfolio.

●	Exposure fell in most categories in 2011, particularly in corporate lending, as a result of steps to de-risk the portfolio.

Central and local government and central bank

●	The Group's exposure to the government was negative at 31 December 2011, reflecting net short held-for-trading debt securities.

Financial institutions

●
A sizeable covered bond portfolio of £6.5 billion is the Group's largest exposure to the Spanish financial sector. The portfolio continued to perform satisfactorily in 2011. Stress analysis conducted to date on these available-for-sale debt securities indicated that this exposure is unlikely to suffer material credit losses. However, the Group continues to monitor the situation closely.

●
A further £1.9 billion of the Group's exposure to financial institutions consists of derivatives exposure to Spanish international banks and a few of the large regional banks, the majority of which is collateralised. This increased £0.4 billion in 2011, due partly to market movements.

●	Lending to banks consists mainly of short-term uncommitted credit lines with the top two international Spanish banks.

Corporate

●
Exposure to corporate clients declined during 2011, with reductions in lending of £1.2 billion and in off-balance sheet items of £0.4 billion, driven by reductions in exposure to property, transport and technology, media and telecommunications sectors. The majority of REIL relates to commercial real estate lending and decreased over the year, reflecting disposals and restructurings.

Non-Core (included above)
Refer to table on pages 182 and 183 for details.

●
At 31 December 2011, Non-Core had lending exposure of £3.7 billion to Spain, a reduction of £0.8 billion or 18% since December 2010. The real estate (66%), construction (11%), electricity (7%) and land transport (3%) sectors account for the majority of this lending exposure.

Risk and balance sheet management (continued)

Risk management: Country risk: Italy

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	-	-	-	704	(220)	4,336	4,725	315	90	405	12,125	12,218	1,750	(1,708)
Central banks	73	-	-	-	-	-	-	-	-	73	-	-	-	-
Other banks	233	-	-	119	(14)	67	88	98	1,064	1,395	6,078	5,938	1,215	(1,187)
Other financial institutions	299	-	-	685	(15)	40	13	712	686	1,697	872	762	60	(51)
Corporate	2,444	361	113	75	-	58	-	133	474	3,051	4,742	4,299	350	(281)
Personal	23	-	-	-	-	-	-	-	-	23	-	-	-	-

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	6,644	23,817	23,217	3,375	(3,227)

31 December 2010
Central and local government	45	-	-	906	(99)	5,113	3,175	2,844	71	2,960	8,998	8,519	641	(552)
Central banks	78	-	-	-	-	-	-	-	-	78	-	-	-	-
Other banks	668	-	-	198	(11)	67	16	249	782	1,699	4,417	4,458	421	(414)
Other financial institutions	418	-	-	646	(5)	49	-	695	759	1,872	723	697	21	(13)
Corporate	2,483	314	141	20	-	36	8	48	420	2,951	4,506	3,966	150	(88)
Personal	27	-	-	-	-	-	-	-	-	27	-	-	-	-

	3,719	314	141	1,770	(115)	5,265	3,199	3,836	2,032	9,587	18,644	17,640	1,233	(1,067)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	12,904	1,676	487	94	61	10	-	-	13,452	1,780
Other financial Institutions	10,138	1,550	8	2	219	43	-	-	10,365	1,595

Total	23,042	3,226	495	96	280	53	-	-	23,817	3,375

Risk and balance sheet management (continued)

Risk management: Country risk: Italy (continued)

Key points

●
The Group maintains strong relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce its risks through strategic exits where appropriate, or to mitigate these risks through increased collateral requirements, in line with its evolving appetite for Italian risk. As a result, the Group reduced lending exposure to Italian counterparties by £0.6 billion over 2011 to £3.1 billion.

Central and local government and central bank

●
The Group is an active market-maker in Italian government bonds, resulting in large gross long and short positions in held-for-trading securities. Given this role, the Group left itself in a relatively modest long position at 31 December 2011 to avoid being temporarily over exposed as a result of its expected participation in the purchase of new government bonds being issued in January 2012.

●	Over 2011, the total government debt securities position declined by £2.5 billion to £0.3 billion, reflecting a rebalancing of the trading portfolio.

Financial institutions

●
The majority of the Group's exposure to Italian financial institutions relates to the top five banks. The Group's product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During the fourth quarter of the year, gross mtm derivatives exposure increased due to market movements but the risk was mitigated since most facilities are fully collateralised.

Corporate

●	Lending exposure fell slightly during 2011, with reductions in lending to the property industry offset by increased lending to manufacturing companies, particularly in the fourth quarter.

Non-Core (included above)
Refer to table on pages 182 and 183 for details.

●
Non-Core lending exposure was £1.2 billion at 31 December 2011, a £0.7 billion (39%) reduction since December 2010. The remaining lending exposure comprises mainly commercial real estate finance (22%), leisure (20%), unleveraged funds (16%), electricity (15%) and industrials (10%).

Risk and balance sheet management (continued)

Risk management: Country risk: Greece

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	7	-	-	312	-	102	5	409	-	416	3,158	3,165	2,228	(2,230)
Central banks	6	-	-	-	-	-	-	-	-	6	-	-	-	-
Other banks	-	-	-	-	-	-	-	-	290	290	22	22	3	(3)
Other financial institutions	31	-	-	-	-	-	-	-	2	33	34	34	8	(8)
Corporate	427	256	256	-	-	-	-	-	63	490	434	428	144	(142)
Personal	14	-	-	-	-	-	-	-	-	14	-	-	-	-

	485	256	256	312	-	102	5	409	355	1,249	3,648	3,649	2,383	(2,383)

31 December 2010
Central and local government	14	-	-	895	(694)	118	39	974	7	995	2,960	3,061	854	(871)
Central banks	36	-	-	-	-	-	-	-	-	36	-	-	-	-
Other banks	18	-	-	-	-	-	-	-	167	185	21	19	3	(3)
Other financial institutions	31	-	-	-	-	-	-	-	3	34	35	35	11	(11)
Corporate	191	48	48	-	-	-	-	-	50	241	511	616	44	(49)
Personal	16	-	-	-	-	-	-	-	-	16	-	-	-	-

	306	48	48	895	(694)	118	39	974	227	1,507	3,527	3,731	912	(934)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,001	1,345	1	1	-	-	-	-	2,002	1,346
Other financial Institutions	1,507	945	63	45	76	47	-	-	1,646	1,037

Total	3,508	2,290	64	46	76	47	-	-	3,648	2,383

Risk and balance sheet management (continued)

Risk management: Country risk: Greece (continued)

Key points

●
The Group has reduced its effective exposure to Greece and continues to actively manage its exposure to the country, in line with the de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed.

Central and local government and central bank

●
As a result of the continued deterioration in Greece's fiscal position, coupled with the potential for the restructuring of Greek sovereign debt, the Group recognised an impairment charge in respect of available-for-sale Greek government bonds.

Financial institutions

●	Activity with Greek financial companies is under close scrutiny; exposure is minimal.

●	Due to market movements, the gross derivatives exposure to banks increased by £0.1 billion during the year. The portfolio is largely collateralised.

Corporate

●
At the start of 2011, the Group reclassified the domicile of exposures to a number of defaulted clients, resulting in an increase in reported exposure to Greek corporate clients as well as increases in REIL and impairment provisions.

●	The Group's focus is now on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

Non-Core (included above)
Refer to table on pages 182 and 183 for details.

●
The Non-Core division's lending exposure to Greece was £0.1 billion at 31 December 2011, a reduction of 28% since December 2010. The remaining lending portfolio primarily consists of the following sectors: financial intermediaries (33%), construction (20%), other services (16%) and electricity (14%).

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	-	-	-	56	(58)	36	152	(60)	19	(41)	3,304	3,413	997	(985)
Other banks	10	-	-	91	(36)	12	2	101	389	500	1,197	1,155	264	(260)
Other financial institutions	-	-	-	5	-	7	-	12	30	42	8	5	1	(1)
Corporate	495	27	27	42	-	18	-	60	81	636	366	321	68	(48)
Personal	5	-	-	-	-	-	-	-	-	5	-	-	-	-

	510	27	27	194	(94)	73	154	113	519	1,142	4,875	4,894	1,330	(1,294)

31 December 2010
Central and local government	86	-	-	92	(26)	68	122	38	29	153	2,844	2,923	471	(460)
Other banks	63	-	-	106	(24)	46	2	150	307	520	1,085	1,107	231	(243)
Other financial institutions	-	-	-	47	-	7	-	54	7	61	9	6	(1)	-
Corporate	611	27	21	-	1	-	-	-	51	662	581	507	48	(29)
Personal	6	-	-	-	-	-	-	-	-	6	-	-	-	-

	766	27	21	245	(49)	121	124	242	394	1,402	4,519	4,543	749	(732)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,922	786	46	12	-	-	-	-	2,968	798
Other financial Institutions	1,874	517	-	-	33	15	-	-	1,907	532

Total	4,796	1,303	46	12	33	15	-	-	4,875	1,330

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal (continued)

Key points

●
In early 2011, RBS closed its local operations in Portugal, leaving the Group with modest overall exposure of £1.4 billion by year-end. The portfolio, now managed out of Spain, is focused on corporate lending and derivatives trading with the largest local banks. Medium-term activity has ceased with the exception of that carried out under a Credit Support Annex.

Central and local government and central bank

●
During 2011, the Group's exposure to the Portuguese government was reduced to a very small derivatives position, the result of decreases in contingent and lending exposures to public sector entities by way of facility maturities. The Group's exposure to the government was negative at 31 December 2011, reflecting net short held-for-trading debt securities.

Financial institutions

●	A major proportion of the remaining exposures is focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products.

Corporate

●	The largest non-financial corporate exposure is to the energy and transport sectors. The Group's exposure is concentrated on a few large, highly creditworthy clients.

Non-Core (included above)
Refer to table on pages 182 and 183 for details.

●
The Non-Core division's lending exposure to Portugal was £0.3 billion at 31 December 2011, an increase of 8% in the portfolio since December 2010, due to an infrastructure project drawing committed facilities. The portfolio comprises lending exposure to the land transport and logistics (52%), electricity (30%) and commercial real estate (14%) sectors. There is no exposure to central or local government.

Risk and balance sheet management (continued)

Risk management: Country risk: Germany

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	-	-	-	12,035	523	4,136	2,084	14,087	423	14,510	2,631	2,640	76	(67)
Central banks	18,068	-	-	-	-	-	-	-	5,704	23,772	-	-	-	-
Other banks	653	-	-	1,376	5	294	761	909	6,003	7,565	4,765	4,694	307	(310)
Other financial institutions	305	-	-	563	(33)	187	95	655	3,321	4,281	3,653	3,403	7	(2)
Corporate	6,608	191	80	109	9	14	7	116	586	7,310	20,433	18,311	148	(126)
Personal	155	19	19	-	-	-	-	-	-	155	-	-	-	-

	25,789	210	99	14,083	504	4,631	2,947	15,767	16,037	57,593	31,482	29,048	538	(505)

31 December 2010
Central and local government	-	-	-	10,648	1	5,964	4,124	12,488	160	12,648	2,056	2,173	25	(19)
Central banks	10,894	-	-	-	-	-	-	-	6,233	17,127	-	-	-	-
Other banks	1,060	-	-	1,291	3	567	481	1,377	6,289	8,726	3,848	3,933	73	(88)
Other financial institutions	422	-	-	494	(47)	195	17	672	1,951	3,045	2,712	2,633	(18)	18
Corporate	7,519	163	44	219	4	44	53	210	633	8,362	20,731	19,076	(382)	372
Personal	162	-	-	-	-	-	-	-	-	162	-	-	-	-

	20,057	163	44	12,652	(39)	6,770	4,675	14,747	15,266	50,070	29,347	27,815	(302)	283

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	14,644	171	163	4	8	-	-	-	14,815	175
Other financial Institutions	16,315	357	18	-	334	6	-	-	16,667	363

Total	30,959	528	181	4	342	6	-	-	31,482	538

Risk and balance sheet management (continued)

Risk management: Country risk: Netherlands

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	2,567	-	-	1,447	74	849	591	1,705	41	4,313	1,206	1,189	31	(31)
Central banks	7,654	-	-	-	-	6	-	6	7	7,667	-	-	-	-
Other banks	623	-	-	802	217	365	278	889	7,574	9,086	965	995	41	(42)
Other financial institutions	1,575	-	-	6,804	(386)	290	108	6,986	1,914	10,475	5,772	5,541	142	(131)
Corporate	4,827	621	209	199	6	113	5	307	749	5,883	15,416	14,238	257	(166)
Personal	20	3	2	-	-	-	-	-	-	20	-	-	-	-

	17,266	624	211	9,252	(89)	1,623	982	9,893	10,285	37,444	23,359	21,963	471	(370)

31 December 2010
Central and local government	914	-	-	3,469	16	1,426	607	4,288	46	5,248	1,195	999	(2)	(4)
Central banks	6,484	-	-	-	-	-	-	-	-	6,484	-	-	-	-
Other banks	554	-	-	984	2	223	275	932	5,021	6,507	784	789	12	(10)
Other financial institutions	1,801	-	-	6,612	(185)	344	12	6,944	3,116	11,861	4,210	3,985	48	(46)
Corporate	6,170	388	149	264	3	152	57	359	875	7,404	12,330	11,113	(72)	177
Personal	81	3	3	-	-	-	-	-	-	81	-	-	-	-

	16,004	391	152	11,329	(164)	2,145	951	12,523	9,058	37,585	18,519	16,886	(14)	117

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	7,605	107	88	1	6	-	-	-	7,699	108
Other financial Institutions	14,529	231	308	37	676	81	147	14	15,660	363

Total	22,134	338	396	38	682	81	147	14	23,359	471

Risk and balance sheet management (continued)

Risk management: Country risk: France

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	481	-	-	2,648	(14)	8,705	5,669	5,684	357	6,522	3,467	2,901	228	(195)
Central banks	3	-	-	20	-	-	-	20	12	35	-	-	-	-
Other banks	1,273	-	-	889	(17)	157	75	971	7,271	9,515	4,232	3,995	282	(236)
Other financial institutions	437	-	-	642	(40)	325	126	841	675	1,953	2,590	2,053	136	(117)
Corporate	3,761	128	74	240	9	72	34	278	743	4,782	23,224	21,589	609	(578)
Personal	79	-	-	-	-	-	-	-	-	79	-	-	-	-

	6,034	128	74	4,439	(62)	9,259	5,904	7,794	9,058	22,886	33,513	30,538	1,255	(1,126)

31 December 2010
Central and local government	511	-	-	5,912	40	10,266	3,968	12,210	362	13,083	2,225	2,287	87	(92)
Central banks	3	-	-	-	-	-	-	-	15	18	-	-	-	-
Other banks	1,095	-	-	774	-	410	204	980	7,183	9,258	3,631	3,071	63	(43)
Other financial institutions	470	-	-	666	(22)	42	23	685	375	1,530	1,722	1,609	-	(2)
Corporate	4,376	230	46	71	1	185	90	166	672	5,214	19,771	18,466	(181)	159
Personal	102	-	-	-	-	-	-	-	-	102	-	-	-	-

	6,557	230	46	7,423	19	10,903	4,285	14,041	8,607	29,205	27,349	25,433	(31)	22

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	13,353	453	162	13	79	8	-	-	13,594	474
Other financial Institutions	19,641	758	24	1	254	22	-	-	19,919	781

Total	32,994	1,211	186	14	333	30	-	-	33,513	1,255

Risk and balance sheet management (continued)

Risk management: Country risk: Luxembourg

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Other banks	101	-	-	10	-	7	-	17	546	664	-	-	-	-
Other financial institutions	1,779	-	-	54	(7)	82	80	56	2,963	4,798	2,080	1,976	118	(108)
Corporate	2,228	897	301	5	-	58	6	57	180	2,465	2,478	2,138	146	(116)
Personal	2	-	-	-	-	-	-	-	-	2	-	-	-	-

	4,110	897	301	69	(7)	147	86	130	3,689	7,929	4,558	4,114	264	(224)

31 December 2010
Central and local government	-	-	-	-	-	24	-	24	-	24	-	-	-	-
Central banks	25	-	-	-	-	-	-	-	-	25	-	-	-	-
Other banks	26	-	-	30	(1)	45	-	75	499	600	-	-	-	-
Other financial institutions	734	-	-	99	(3)	32	19	112	1,800	2,646	1,296	1,220	(5)	1
Corporate	2,503	807	206	5	1	183	21	167	246	2,916	2,367	1,918	(16)	13
Personal	3	-	-	-	-	-	-	-	-	3	-	-	-	-

	3,291	807	206	134	(3)	284	40	378	2,545	6,214	3,663	3,138	(21)	14

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,535	93	16	-	-	-	-	-	1,551	93
Other financial Institutions	2,927	164	10	-	70	7	-	-	3,007	171

Total	4,462	257	26	-	70	7	-	-	4,558	264

Risk and balance sheet management (continued)

Risk management: Country risk: Belgium

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	213	-	-	742	(116)	608	722	628	89	930	1,612	1,505	120	(110)
Central banks	8	-	-	-	-	-	-	-	3	11	-	-	-	-
Other banks	287	-	-	4	-	-	-	4	2,450	2,741	312	302	14	(13)
Other financial institutions	354	-	-	-	-	1	4	(3)	191	542	-	-	-	-
Corporate	588	31	21	3	-	20	-	23	277	888	563	570	12	(12)
Personal	20	-	-	-	-	-	-	-	-	20	-	-	-	-

	1,470	31	21	749	(116)	629	726	652	3,010	5,132	2,487	2,377	146	(135)

31 December 2010
Central and local government	102	-	-	763	(54)	529	602	690	92	884	880	986	53	(57)
Central banks	14	-	-	-	-	-	-	-	7	21	-	-	-	-
Other banks	441	-	-	39	1	66	2	103	1,822	2,366	278	266	2	(1)
Other financial institutions	32	-	-	-	-	-	-	-	126	158	-	-	-	-
Corporate	893	27	27	1	-	11	2	10	191	1,094	628	594	(6)	6
Personal	327	-	-	-	-	-	-	-	-	327	-	-	-	-

	1,809	27	27	803	(53)	606	606	803	2,238	4,850	1,786	1,846	49	(52)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,602	97	2	-	12	1	-	-	1,616	98
Other financial Institutions	866	48	1	-	4	-	-	-	871	48

Total	2,468	145	3	-	16	1	-	-	2,487	146

Risk and balance sheet management (continued)

Risk management: Country risk: Rest of eurozone (1)

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	CDS by reference entity
											Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	121	-	-	327	(47)	445	331	441	779	1,341	2,281	2,350	54	(47)
Central banks	-	-	-	-	-	-	-	-	44	44	-	-	-	-
Other banks	28	-	-	63	(1)	13	70	6	1,017	1,051	90	87	2	(1)
Other financial institutions	115	-	-	100	(9)	25	2	123	37	275	-	-	-	-
Corporate	1,375	181	55	134	(4)	13	7	140	94	1,609	4,054	3,944	70	(59)
Personal	26	-	-	-	-	-	-	-	-	26	-	-	-	-

	1,665	181	55	624	(61)	496	410	710	1,971	4,346	6,425	6,381	126	(107)

31 December 2010
Central and local government	124	-	-	324	(25)	268	283	309	697	1,130	1,975	2,190	(26)	34
Central banks	1	-	-	-	-	-	-	-	1	2	-	-	-	-
Other banks	142	-	-	71	(1)	52	44	79	564	785	148	142	1	-
Other financial institutions	119	-	-	4	-	-	5	(1)	29	147	-	-	-	-
Corporate	1,505	238	67	133	(1)	30	15	148	79	1,732	3,254	2,966	(63)	51
Personal	24	-	-	-	-	-	-	-	-	24	-	-	-	-

	1,915	238	67	532	(27)	350	347	535	1,370	3,820	5,377	5,298	(88)	85

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,877	58	50	1	-	-	-	-	2,927	59
Other financial Institutions	3,464	67	4	-	30	-	-	-	3,498	67

Total	6,341	125	54	1	30	-	-	-	6,425	126

Note:	(1)	Comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone non-periphery

Key points

●
Due to credit risk and capital considerations, the Group increased exposure to central banks (particularly in Germany and the Netherlands) by depositing with them higher levels of surplus liquidity on a short-term basis, given the limited alternative investment opportunities.

●
During 2011, in anticipation of widening credit spreads and for reasons of general risk management, the Group reduced its holdings in French and Dutch AFS sovereign bonds. The Group concurrently increased its holdings of German AFS sovereign debt in line with internal liquidity and risk management strategies.

Financial institutions

●	France - approximately half of the lending to banks is to the top three banks.

●	Luxembourg - lending to non-bank financial institutions increased by £1.0 billion during 2011, reflecting collateral relating to derivatives and repos.

Corporate

●
Netherlands - corporate lending fell £1.3 billion over 2011, driven by the manufacturing, natural resources and services sectors. The relatively large contingent liabilities and commitments declined £7.9 billion.

Non-Core (included above)
Refer to table on pages 182 and 183 for details.

●
Non-Core lending exposure has been generally reduced in line with the Group's strategic plan. Lending exposure in France was £2.3 billion at 31 December 2011, having declined £0.5 billion during 2011. The lending portfolio mainly comprises property (45%) and sovereign and quasi-sovereign (20%) exposures.

●	Non-Core lending exposure in Germany was £5.4 billion at 31 December 2011, down £1.1 billion since December 2010. The lending portfolio is mostly in the property (44%) and transport (35%) sectors.

●
Non-Core lending exposure in the Netherlands was £2.5 billion at 31 December 2011, down £0.7 billion year on year. The portfolio mainly comprises exposures to the property (66%) and technology, media and telecommunications (19%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk
Notes to tables on page 182 to 202.

Lending comprises gross loans and advances to: central and local governments; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporations, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place but no impairment provision is recognised.

Debt securitiescomprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivativescomprise the mark-to-market (mtm) value of such contracts after the effect of enforceable netting agreements, but gross of collateral. Reverse repurchase agreements (repos) comprise the mtm value of counterparty exposure arising from repo transactions net of collateral.

Balance sheet exposurescomprise lending exposures, debt securities and derivatives and repo exposures.

Contingent liabilities and commitments comprise contingent liabilities, including guarantees, and committed undrawn facilities.

Asset Quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 163.

Credit default swap (CDS) under CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par amount of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the notional less fair value amounts arising from sold positions netted against those arising from bought positions, and represents the net change in exposure for a given reference entity should the CDS contract be triggered by a credit event, assuming there is zero recovery rate. However, in most cases, the Group expects the recovery rate to be greater than zero and the change in exposure to be less than this amount.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary